Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

        The following is a transcript of a presentation by Ronald Ragland, Chairman and Chief Executive Officer of REMEC, Inc. ("REMEC"), Thomas Waechter, President and Chief Executive Officer of Spectrian Corporation ("Spectrian"), and David Morash, REMEC's Executive Vice President and Chief Financial Officer, during REMEC's and Spectrian's roadshow held on December 2-17, 2002, relating to the proposed acquisition of Spectrian by REMEC. This presentation is also posted on Spectrian's internal web site.

        RONALD RAGLAND: OK, are we with the moderator? OK, we're live. OK, welcome. Thank you for joining us on today's webcast. This presentation is, to a certain degree, an augmentation of the AeA presentation that we webcast, that is still available to anyone interested. So, we'll try, although we will be covering ground that's been covered in that presentation to an extent, we will be emphasizing incremental information with respect to that reporting period.

        We are agreed by contract with Spectrian to have this privilege of going on an information briefing to the investment community and to our shareholders about the merits of the REMEC and Spectrian deal and in that light have a webcast here this morning at the onset of this roadshow that will culminate with a shareholder vote anticipated on December 20th. And, so we're very positive about the combination of companies. I might add that we believe the customer community has represented itself as very enthusiastic about the combination of resources and certainly we hope that we hope our investment community will see and believe in and vote positively on the combination of REMEC and Spectrian.

        I'm going to ask; first of all I'd like to introduce with me today is Tom Waechter, who is the CEO of Spectrian, and he will be presenting after myself, and then followed by our Chief Financial Officer, David Morash. So, Dave, if you would cover our obligatory opening.

        DAVID MORASH: Certain statements in this presentation, including statements regarding anticipated cost savings and synergies of the proposed acquisition of Spectrian by REMEC and the opportunities that it will bring to the combined company, are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation: the parties' ability to achieve the anticipated cost savings; the parties' ability to achieve the expected synergies, customer uncertainties related to the proposed acquisition or the economy in general, economic conditions and the related impact on wireless communication infrastructure spending; demand for REMEC's and Spectrian's products; rapid technology change and evolving industry standards and adverse changes to market conditions in both the United States and internationally. Further information on factors that could affect REMEC's results are included in REMEC's Annual Report on Form 10-K for the year ended January 31, 2002 on file with the Securities and Exchange Commission. Further information on factors that could affect Spectrian's results are included in Spectrian's Annual Report on Form 10-K for the year ended March 31, 2001 and Forms 10-Q for the interim quarters. I might also add that additional information has been filed with the SEC related to Form S-4 and also to the Proxy that's out at present.

        RONALD RAGLAND: Thanks, Dave. Since we had the opportunity to speak with y'all on webcast and the attendees at the AeA conference, we've completed a quarter and we're very please with that quarter and we've made a pre-announcement with regard to certain aspects of that quarter. I want to go through the slides. I understand that there may be a slight problem with the slides being available live for the presentation. We apologize for that difficulty. We understand it to be with the server, so I'm going to go through my presentation, followed by Tom, Dave and then I'll have a summary.

        First of all, in overview, we continue to record record performance in our Defense business and we are pushing our goal north in terms of growth of that sector and it's literally record revenue, record profits, record backlogs, so very, very positive environment for our cornerstone of business, which going forward represents about 1/3, 30% to 1/3 of our business. In the commercial business we are now very comfortable in stating that we believe we saw the bottom last quarter and in the performance for the quarter just ended, which Dave will speak to briefly, we saw significant month over month improvements and that continues through the 1st quarter here in the 4th quarter and we believe it is well within the bounds of reason to expect to see a comparable quarter over quarter improvement in revenue and positive movement in the margins.

        We're in a solid pole position for the telecom recovery and it's a little difficult from our perspective to want to be in a position to make a call that we're seeing the beginning of that, because we do also have commingled with our opportunities, some relatively significant marketshare victories. But, all in all, things are looking very, very bright for our commercial business.

        I've mentioned in previous presentations that the downturn has enabled a competition leap. We feel strong that by keeping our head down, continuing the strong investment in our research and development and smoothing and improving and coordinating our infrastructure has put us in a very strong position for that inevitable recovery of the telecom segment. We, in this process, have developed, across the broad product range, a best-of-class product offering and feel very, very confident in the investments we've made in our research and development. And certainly, without question, the addition of Spectrian technology to our own very strong achievements in the multi-carrier power amp area, are going to make us a formidable competitor. REMEC has a proven leadership for integrated products. Certainly a major part of our Defense heritage and success rationale for our Defense business has been our ability to be a leader in integrating microwave functionalities into subsystems and systems. We believe this bodes very well and is at the basis for the excitement that the customer community has for this marriage of Spectrian and REMEC.

        Our offshore manufacturing transition continues to go very well and it also speaks very positively to our resolve to retain strong offshore manufacturing capability throughout this downturn, moreover investing in that capability. And, we are seeing the manufacturing capabilities offshore respond extremely positive to these increased demands and we have, in our opinion, a very substantial ability to respond to additional capacity requirements without significant increased investment. Certainly, in the Philippines and Costa Rica and we are growing quite healthfully and, in my opinion, quite positively with our Chinese capability also. We have solidified this capability and capacity to go forward without hiccups. We've taken major strides with top telecom customers and responsible for some of what I've referred to as marketshare victories and we also retain a very competitive balance sheet, certainly will be improved by the marriage of Spectrian and REMEC, and we'll go into detail with respect to that as we go forward in the presentation.

        REMEC's focus, as you are aware, has been both Defense and Space as the cornerstone. That was the business until a little over six years ago. We started cold in the commercial industry and now have built quite a footprint and quite an optimism about the impact we'll have on the commercial arena. We've combined Mobile Wireless Infrastructure, Broadband Wireless and Global Manufacturing into a very efficient organization and we believe that our infrastructure is sound, affordable and can handle multiples of growth without any significant addition of infrastructure cost.

        Our Advanced Technology, as we've discussed in the past, serves both Defense and Space and our Commercial segment, with our major endeavors at this point in time in advance gallium arsenide, MMIC development and in the utilization of artificial intelligence to gain optimal designs and manufacturing process advancements at substantially improved manpower savings, going through those processes. We'll talk a little more about that as we go forward.

        REMEC is located around the world. Tom, in his comments, is going to explain to you why the combination of REMEC and Spectrian is so synergistic from a geographical and customer base point of view and, I've said it so many times I guess I'm going to say it again, the sun never sets on the REMEC empire and we've got a lot more places that the sun's going to shine for REMEC with this combination with Spectrian.

        I covered the chart on market assessment pretty thoroughly at AeA. Our comment was that what has now come into perspective as a bubble, certainly funded a lot of non-viable competitors and customers. The CLEC, we had no direct business with CLEC customers, but many of our customers did and we certainly had competitors with whom we felt were advancing non-viable business plans and were basically burning cash to try to make a footprint in the marketplace. Needless to say, this environment we're very comfortable with having to perform with a viable business plan and it's our belief that folks who do not have a viable business plan, that does not rely on an infinite source of equity funding, are either modified their ways or are not around to compete. The Governments got in on the act also, with license fees in Europe, for instance, pointing out just Germany and England, where 3G licenses cost the service providers $57 million. Oh, and by the way, the bubble funded us also and we're not unappreciative of that and it's certainly, hopefully the thread that you will hear throughout this presentation, is how we're driven to provide customer value and use those resources that you provided us to build the best company in this industry.

        Our problem was quite simple, our customers stopped buying product. I cannot remember a period of time over the past year and a half or two years where we've had better execution. So, we've not been flawless. Oh, by the way, we won't be flawless going forward, but hopefully we're better every day and we are very proud of our execution skills and the source of the confidence that we're exuding today is really the fact that from our perspective the customers are buying again and that's, needless to say, hugely important to our future.

        The downturn was an extremely painful process. We laid off over 1300 people and quite frankly it appears that planned layoffs may be mitigated somewhat by this positive reversal that we're experiencing and projecting for the foreseeable future. The competitors who did not have the viable game plans are either gone or mortally wounded. The customers, for the first time, are really assessing the supplier big picture and I have great confidence in this aspect of the current marketplace. The word "partner" has become somewhat maligned but we actually are seeing major customers who are looking to the future, who are looking to that rebound, who need a high technology capability with cost effective and performance effective manufacturing skills, who are going to be able to serve them when this recovery does take under control. I don't think there is one of you out there with, who uses a mobile wireless communication, who doesn't realize here in the U.S. and throughout the world the substantial improvement that's required to have the kind of service that we really need. We think that that's a trend that when it catches on to improve the quality of service, that we're going to have as exciting a rebound in the sector as the pain and strength of this downturn.

        China continues to be a huge factor. We continue to make progress and we're very, very optimistic about building this best-in-class, indigenous Chinese company that, not only is going to manufacture but is going to serve our customers with design and development in country. The Spectrian merger strengthens REMEC's position substantially and I'm going to step back from comments, other than our very positive view on the combination, and let Tom make those comments in his presentation. I also believe that you will continue to see first and second level consolidation, I think it's inevitable going forward.

        I'm not going to go into great detail on any of these sectors, certainly Defense and Space I said is cornerstone of our business, where we have a tremendous technology and manufacturing process legacy, is doing extremely well. We're very proud of the operation and, as commercial business helped them during hard times over the past few years, certainly Defense and Space is a solid foundation for our future. Not only in the fact that its economics tend to be out of cycle with commercial but, certainly, in the continued advancement of technology and manufacturing process capability. I'm very proud of the contribution that Defense is making to our overall organization. The F-22 stealth tactical fighter is still a major program and I'll use it as the one example of the growth opportunity with Lockheed Martin winning the joint strike fighter, we believe that we're going to have the privilege of competing and serving our country with vital product in the COMNAV IFF electronic warfare and radar suites of this important weapons system.

        In Mobile Wireless, we have been told by the service provider community that in trial, after trial, after trial we have the best masthead amplifiers or tower mounted amplifier capability and...(inaudible) reliability performance. Also, our booster product is technically very advanced and we're feeling very positive about that. We tend to have an eye on the in-building coverage area and this is a good example of a program that was not meeting expectations and not gaining traction and the words were used internally at REMEC are that we freeze-dried this program. We kept the technology, we've retained a sufficient skill to maintain and respond to the customer's needs but we significantly cut back the R&D. When this market turns and when our financial performance is where it needs to be to provide value to our shareholders and to our financial performance, then we'll pour some water on it and get it started again. As I think most of you have heard, in prior presentations, we won an extremely exciting multi-carrier power amplifier program, with a major OEM and we're performing extremely well on that program and that is opening doors to substantial more opportunity. Tom, too, has a lot of exciting product wins in his area and the combination of the two companies in this area is going to be very formidable. We also believe that, because of our Defense legacy and the integration skills we've demonstrated with our Broadband Wireless product, that we're going to be at the forefront of offering our customers an integrated solution for the basestation which will have all the classical benefits of smaller size, lower bill of material, equal or better performance and substantially improved reliability at a lower cost. This is what made us successful in Defense. This we believe in and I believe our customers believe in going forward is going to make a big impact on the next generation of basestations. REMEC is strong in signal conditioning subsystems and it will be the combination of this multi-carrier power amp capability and the signal conditioning subsystems that will be so important to our customers and to REMEC's future.

        In the broadband wireless area, we are gaining traction in the fixed wireless access area and in the modular point-to-point radio area. We are coming up the ramp quite nicely with our integrated customer premise equipment. Our understanding is that it's the only integrated customer premise equipment in the industry and we will have, by April, by the end of the year have delivered 5,000 of these units and by April, over 10,000 of the fixed wireless access, in what's currently the largest implementation in the world of a fixed wireless access system, that being with our partner Siemens who serves Sonofone in Denmark. We're very excited about the progress that's being made there. We have gained some traction in the point-to-point radio area and we have a, what I would characterize as a very large interest by the customer community in evaluating our radio, which in our opinion is performance equal or superior to the competition at a substantially improved cost, with a fully integrated modular point-to-point radio covering all of the millimeter wave frequencies. Our transceiver and module business, serving various customers and OEM's is also showing some signs of growth.

        So, overall the most distraught area of the telecom sector, the broadband wireless, we're likewise seeing some opening doors, some green shoots, if you will, and feel very positive about it.

        In the manufacturing area, I can't tell you how pleased I am with the way the Philippines and Costa Rica are responding to the increased demand. We made a calculated bet that it was wise to retain these infrastructures it was wise to retain these people. We invested heavily in training, cross-training, facilitization and they're ringing the bell. Both of them are knocking the cover off the ball in terms of responding to the current demand, which is typically a doubling kind of quarter-to-quarter achievement. Moreover, we believe we've done the right thing so that we will not be capacity limited as this market returns. This includes also being able to take on the challenge of absorbing the Spectrian business, and that absorption is going to have a very positive impact on the revenue base required to absorb the expenses of running this highly capable manufacturing infrastructure. China is still somewhat embryonic, but there too we are very, very pleased with the progress being made and with the team. We see these three facilities as a real triple threat going forward and, at some point in time after we've achieved our performance goals, we will be looking to make sure that every sector of the world is covered. I suspect there may be an opportunity in another area or two once we've reached high performance figure of merit, on these three facilities. Also, our other manufacturing operations, which are moving primarily offshore, they also have seen good performance and good growth. Our downstream goal, of course, is to have all high-volume manufacturing in the low-cost, tax free or tax improved environments, and retain development, first article, pre-production kind of skill sets at each of the main design centers of the company.

        I'm not going to say a lot here on Advanced Technologies, other than we continue to have a lot of belief in the gallium arsenide advanced MMIC's. We're looking at a number of opportunities and cooperation with customers and other folks in the industry to garner the best value for the Company and our shareholders and we also continue to have a very high level of enthusiasm about the impact that our artificial intelligence capability is going to have on the design and manufacturing effectivity of our team.

        From a strategy point of view, the first bullet is focus on the return to positive financial performance. If you weighed every item on this strategy chart, this gets 90% of the weight. Please understand that we understand that a return to strong financial performance is clearly understood as the core of REMEC's future and at the core of delivering value to our shareholder. We intend to retain a strong balance sheet, and we will make, we'll have a balance sheet that allows us to make the smart investments for competitive advantage and performance in serving our customer community. Competitively, we feel very good about our balance sheet. So, you know, when we look back several years from now, I believe REMEC will look back on this period of challenge, with the wind dead in our face, trying to pack into it, as an incredible opportunity for us to leapfrog, in the competitive sense, for a relatively young company in commercial to a leadership position.

        We'll continue to invest in our Defense technology and growth. We're anticipating that our manufacturing transition offshore will be completed this summer. That has gone very, very well. We'll continue, as we have from the onset, with our Defense technology to emphasize integration for improved cost, lower parts count, higher reliability. This will continue to be a technology focus for the company. Certainly going to continue to invest in the advanced MMIC and AI technology; a partner focus with the customers who have industry leadership and have a strong future within the industry. We certainly want a broad customer base and we want, unlike some of the disappointments over the last couple of years with the Spectrapoints and the customers who relied on service providers, I think it's very important for REMEC to focus on customers who are going to be winners. It's very difficult to be a winner; what did they used to say? "It's hard to be an eagle if you fly with crows?" We're doing our damn best to fly with the eagles and it's quite simply, the requirement there is to serve them with the best product at the most affordable cost. Huge priority on creating the best indigenous microwave company in China, for the design, development and manufacturing of our products there. Again, Tom will mention in his presentation how the synergy that we have between our opportunities in China. We think we're gaining traction in fixed wireless access and the MRI radio. We will, certainly, we're getting a knock a day for consolidation considerations. Let me just tell you, we will be extremely sober about any consolidation opportunity. We will not allow a consolidation opportunity to step in the way of our fundamental goal of a rapid return to very positive financial performance. However, some of the opportunities in the marketplace are you require of this company to take a look at some of these opportunities because it is a unique period in time. I just want to tell you that it will be with great caution and evaluation and without a negative impact on our road to financial performance. Tom will go into some detail on this also, but we will be doing a significant rationalization of Spectrian infrastructure and expect substantial synergies in the combination of the two companies.

        I'm going to now introduce Tom who is going to talk to you about the synergies that the Spectrian and REMEC marriage bring about and Dave will follow with some financial view and then I'm going to summarize our presentation.

        THOMAS WAECHTER: Thank you, Ron.

        The vision that we had at Spectrian was to provide an advanced, cost-effective and integrated RF basestation solution for the mobile wireless operators and, really we worked over a period of time and tried to accomplish that and we became very convinced that one of the surest and quickest paths to that was a combination or a merger of Spectrian into REMEC because of the strong technology base that REMEC has today and is continuing to add to, and the number products, subsystem solutions type of products, REMEC offers today and already has in their product portfolio.

        As far as Spectrian and what Spectrian brings to the combination, we have a very strong installed base and legacy in the power amplifier business. We have well over 800,000 power amplifiers installed around the world, wherever you have cellular coverage, and I think that will add very nicely to REMEC's capabilities, already that they have in the technology side as far as multi-carrier power amplifiers and some of the very good work that they've done there, we'll be able to add some very good synergies and some legacy and some strong infrastructure and support in that area.

        As far as the footprints of the two companies, I was quite encouraged and we sit down and look at our two organizations combined. And, really, from a customer base standpoint, there is very little cannibalization of the customer base. REMEC is very strong in Europe, with some of the major OEM's there, and continues to make excellent progress there with this new win that they've had with one of their major multi-carrier products. Spectrian has had a very strong base in Korea and now selling also through Samsung into Japan. Those are areas where REMEC has not participated previously, and I think we'll have some very nice inroads very quickly into that part of the world. Both REMEC and Spectrian have worked over the last several years in China, establishing a presence with some of the local major OEM's there. We're both making very good progress and I think combined we'll have some major synergies within that customer base, and we've gotten very good feedback from the Chinese customer base on this combination. REMEC having their manufacturing capabilities near Shanghai will give us a...(inaudible) presence with our customer base there. We also have a strong base as far as network operators in North America, which I think, adding in the REMEC portfolio for those customers of products, will really strengthen the position there and give some additional revenue growth synergies. And, then, Spectrian has been doing a fairly significant amount of business in Latin America, with the network operators, that again, I think will give REMEC some very nice inroads into Latin America.

        Ron had spoken about the manufacturing portion and the synergies there. Again, REMEC has made some major investments in their offshore manufacturing, very low cost, very high efficiency, very high quality products coming out of those factories. I think, again, Spectrian has worked over the last several years to outsource our manufacturing so there is not a large infrastructure there to remove from a Spectrian standpoint. I think it will be a pretty easy transition to moving some of our products into the REMEC factories fairly quickly.

        As far as the merger itself is, I think everyone knows we revised the merger on October 2nd. It is a stock for stock deal, a fixed exchange rate of one share of REMEC stock for each share of Spectrian stock. It will provide the Spectrian shareholders a very, I think, strong path going forward to continue to improve their equity position and they will own 21% of the combined entity. The likely closing date is, as was mentioned earlier, is December 20th and we're looking to achieving that in an expeditious type of manner.

        The other, I think very positive for the combined entity, is that two of the Spectrian board members will be moving over and joining the REMEC Board of Directors. That will be Bob Shaner, who is the President of Cingular Wireless, and Martin Cooper, who is the CEO of ArrayComm.

        I talked a little bit about the complimentary customer base. I'd like to also emphasize the fully integrated solutions that we are going to be able to provide to our customer base very quickly. And, again, I think this will separate us from a lot of our competitors in the merchant marketplace, as we will have some very complete solutions for the basestation to offer our customers in all geographic regions. We also have very strong R&D centers in both North America, Europe and Asia, again emphasizing Asia, the need to be close to the customer base and to be able to respond very quickly to some quick time-to-market needs that are very specific to the Asian market.

        We will, as Ron mentioned, have a very strong balance sheet. Individually, neither company has debt, and combined will have a significant amount of cash which, again, allows us to really focus on doing the right things for our shareholders and our customers going forward and offering them some improved technology and solutions.

        I like to talk just a couple of more minutes about the integrated solution that we're quite excited about and we've gotten very good feedback from our customer base. They really like the idea of being able to do one-stop shopping for their basestation needs. Again, Spectrian and REMEC both having very strong multi-carrier power amplifier capabilities, which is really the heart of the basestation, but then adding on the subsystems and conditioning products that REMEC has in their portfolio, like combiners and low noise amplifiers, filters, etc. we'll be able to offer a very strong solution in the basestation. Also, as we move out to the tower, the duplexers, the tower mounted amplifiers that Ron mentioned earlier, we're again working with the network operators, we're already putting in front of them solutions of balanced link with the high powered multi-carrier power amplifiers and the tower mounted power amplifiers. We also, in working with some of our major OEM customers, we're seeing the ability to really help them come up with some unique solutions around the RF receiver and transmitter part of the business. We call that swimming up stream. We think that will bring some additional value to our customer base and, again, carry some nice opportunities for margins in the future for the business.

        The other area, I guess, to focus in on is that we're both seeing some very strong design wins out there in our customer base, both individually and as we put the companies together towards the end of December here, we think that will only accelerate. We're doing quite a bit of work, Spectrian, with the network operators in North America, as there is more opportunities around the GSM build-out and some of the overlay. Our products that we have today and our applications that fit very, very nicely and, again, I think if you add in the REMEC solution as well, it just adds strength to that offering.

        I'm going to turn it over now to Dave Morash, who will talk a little bit more about the financials.

        DAVID MORASH: Thanks, Tom.

        And, welcome everybody to the webcast. In terms of the financials, we just released a selected release on the quarter, based upon the fact we're on a roadshow and wanted to make sure everybody was fully up to speed on our third quarter. We will do a full announcement next Monday, but sales for the quarter were approximately $59.5 million, up 11% quarter over quarter. We're seeing operating loss improvement and, with the consolidation of Spectrian, about $90 million of cash. Spectrian will be consolidated assuming a positive vote on December 20th. Spectrian's results will be consolidated thereafter so we'll get a month and about 10 days into the 4th quarter of REMEC's results.

        We have seen and expect to see continued quarterly sales and margin improvement in the 4th quarter and, in fact, the first month of the 4th quarter has been very strong for us. So we should see continued growth similar to what we've seen in the past. Our projections for the 4th quarter do not include the Spectrian results.

        Looking at net income, we have, over the past 6 quarters, have shown some losses based upon a couple of factors. One is that we continue to invest heavily in R&D, secondly we have experienced reduced revenues which has meant that our operating margins have been hurt by unused capacity. As we see the continued increase in use of the capacity, we expect to see continued margin improvement and see return to profitability in the second quarter of next year. Also, we've experienced a fair number of inventory write-offs because of the decline in sales and we would expect that that would not continue into next year.

        From a balance sheet perspective, our cash at 8/30 was about $52 million, working capital very strong at $116 million and total assets of $306 million, no long-term debt and equity of $264, almost $265 million. We do have one off balance sheet financing, which is the buildings relating to the Defense group. We did a synthetic lease on that. We're looking to refinance over the next month or so and that should free up some $17 million in restricted cash, as well as bring in some additional cash on top of that.

        Looking at the operating cash flow, we have been relatively even over the past six quarters, with the exception of the first quarter of this year, where we experienced some difficulties on receivables relating to the introduction of our Baan worldwide system. We've seen some improvement on the receivables and expect that cash flow without Spectrian will be positive in the 1st quarter and it looks as if it may have been about that in the 3rd quarter as well. We would expect that we'll have some cash outflow relative to the Spectrian transaction and then, on a consolidated basis, turn cash positive in the 2nd quarter.

        We've been focusing heavily on shareholder value. We've restructured the business to focus on product lines. We've eliminated redundant operation. We've closed or consolidated facilities. We've had annual cost reductions, substantial annual cost reductions as we've had fairly significant layoffs, particularly in the manufacturing operations. We will complete the offshore manufacturing move by Q2 of next year. That will, the whole integration of our manufacturing operations will allow us to maximize efficiency of capital spending and, additionally, we've centralized the cash to use our assets more efficiently. We believe that the Spectrian transaction will lead to substantial shareholder value. As I mentioned, we're selling the buildings to raise approximately $10 million in cash. We've improved the accounting and reporting systems with the introduction of a worldwide ERP system. This will allow us to centralize our supply chain management to reduce costs. We have been aggressively looking at worldwide tax planning and, in a conservative but appropriate manner. We have continued to spend on R&D so that we're coming through this process, while it's hurt us on a operating basis, coming through this process, we will not have to say that we're behind on a R&D perspective. And we've tied bonus performance to improved operating cash flow and focus on ROI.

        In terms of our financial targets for the coming year, without Spectrian we're looking at sales of $300 million next year. We believe that we'll be resuming growth, as Ron mentioned, with targets of 30% in commercial, 30% growth in commercial and 20% growth in Defense. We're looking for profitability, to achieve profitability during the first half of next year, with gross margins of 26% by Q4 of next year and net income of 5% by Q4 of next year. We're looking for operating cash flow of $1 million per month. We have just about completed a $25 million, two-year bank financing, or commitment, to backstop our requirements. We are continuing significant R&D investments in multi-carrier power amps, radios, MMIC's, fixed wireless access and other areas. As I mentioned, we're looking at reorganizing our international tax structure to drive the effective tax rate to 25% or lower and we do continue to look at acquisitions with attractive valuations.

        Let me turn it now back over to Ron for the summary.

        RON: Thank you gentlemen.

        Well, I think it was early October, mater of fact, it was October 3rd, I called in my senior teammates and said that I thought that we were experiencing the day of the bottom. I know that sounds a little hokey. But, the fact of the matter is, as we look back, that does appear to be the low point and we can feel the wind heading back towards filling the sail. And, we're not in the business or prepared to call it the beginning of the telecom recovery, but certainly the activity we're seeing and the marketshare gains that we're winning make us very confident. We've been through a hell of a battle. As I've said many times, it's a battle that I think has allowed us to prove our stuff. We haven't quivered and quaked, but made the smart investments and done the smart organizational things to be prepared for the recovery and the marketshare gains that we believe we're going to experience. Needless to say, we're very proud that Tom's coming on board as Chief Operating Officer. Needless to say, through this fairly challenging acquisition process we've gone through, we've had a lot of opportunity to gauge each other and work with each other and I think this team is really looking forward to the future, strengthened by the combination of the most important resource, and that is the people. Our assets go home at the end of the day and I think that we're adding some very, very significant assets here, with the Spectrian acquisition. But, we're doing it without bringing all of the infrastructure cost across the line and I take my hat off to the REMEC team for the way they've structured this reorganization and the way we've accomplished it. What it means is that we now can add in significant revenues without adding the additional burdens. We're going to see, I believe, a recovery to the kind of financial performance that is required in order to have a shareholder equity that they can be pleased with and beneficial to the shareholder. Please understand that this is our central focus.

        So, we're strengthened by the Spectrian combination. They bring legacy and critical mass to this very, very important segment of the market and it is a very important synchpin for integrating the basestation for the future solution to our customer community. We're restructure to achieve substantial growth without hiccup, without capacity stumble and, at the moment, if it doesn't show through in the presentation that we've just given you, we're very confident about our game plan, we're very confident about our future, we're seeing the significant market opportunities that are going to allow us to differentiate ourselves with our competitors. And, we appreciate the opportunity to have you all join us on the webcast today and thank you and we'll try to keep you informed. I'll be looking forward to talking to you on the afternoon of the 9th, I believe it is Dave, 2:00 o'clock Pacific Standard Time on the 9th of December we'll go through results and hopefully provide some more insight. Thank you very much.